September 12, 2024

Christopher Gerteisen
Chief Executive Officer
Nova Minerals Ltd
Suite 5, 242 Hawthorn Road
Caulfield, Victoria 3161
Australia

        Re: Nova Minerals Ltd
            Draft Registration Statement on Form S-1
            Submitted September 5, 2024
            CIK No. 0001852551
Dear Christopher Gerteisen:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Greg R. Carney